SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F    __X__            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                   Yes ____                No   __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

This Form 6-K consists of :
          An announcement on entrustment of shareholders' rights, on November 24, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.

                                     China Petroleum & Chemical Corporation

                                                             By: /s/ Chen Ge
                                                                ---------------
                                                                Name:Chen Ge
                                     Title: Secretary to the Board of Directors

Date: November 24, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]
    (a joint stock limited company incorporated in the People's Republic of
                        China with limited liability)

                      ENTRUSTMENT OF SHAREHOLDERS' RIGHTS

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China Petroleum & Chemical Corporation ("Sinopec Corp.") entered into a Letter of Entrustment of Shareholders' Rights ("Entrustment Letter") on 15 October 2003 with twenty enterprises in the Sinopec Group Company ("Sinopec Group")
and the five enterprises which are subsidiaries or branches of Sinopec Corp. The purpose of the shareholders' rights entrustment is to entrust Sinopec
Corp. to exercise voting rights in the general meeting of Nanjing Water Transport Industry Company Limited ("Nanjing Water Transport") so as to streamline and facilitate the effective management of Nanjing Water Transport. Under the Entrustment Letter, the twenty enterprises in the Sinopec Group and the five subsidiaries or branches of Sinopec Corp. agreed to entrust to
Sinopec Corp. at no cost the non-economic rights attached to their 46,720,000 shares in Nanjing Water Transport, which includes right to nominate directors and right to appoint proxies.
-------------------------------------------------------------------------------


China Petroleum & Chemical Corporation ("Sinopec Corp.") entered into a Letter of Entrustment of Shareholders' Rights ("Entrustment Letter") on 15 October 2003 with twenty enterprises in the Sinopec Group Company ("Sinopec Group") and the five enterprises which are subsidiaries or branches of Sinopec Corp. The purpose of the shareholders' rights entrustment is to entrust Sinopec Corp. to exercise voting rights in the general meeting of Nanjing Water Transport Industry Company Limited ("Nanjing Water Transport") so as to streamline and facilitate the effective management of Nanjing Water Transport.


Under the Entrustment Letter, the twenty enterprises in the Sinopec Group and the five enterprises which are subsidiaries or branches of Sinopec Corp. agreed to entrust to Sinopec Corp. at no cost the non-economic rights attached to their 46,720,000 shares in Nanjing Water Transport, which includes right to nominate directors and right to appoint proxies.


Nanjing Water Transport was established as a joint stock limited company in the PRC in 1993 and was listed on the Shanghai Stock Exchange in 1997. It is principally engaged in transport and storage of petroleum and chemical products for customers along the Yangtze River outside Nanjing.


The twenty enterprises in the Sinopec Group and the five subsidiaries or branches of Sinopec Corp. hold an aggregate of 46,720,000 shares in Nanjing Water Transport, representing 19.44% of the total number of shares in such company. The twenty enterprises in the Sinopec Group and the five subsidiaries or branches of Sinopec Corp. held 16.11% and 3.33% of interests in Nanjing Water Transport, respectively. The 3.33% interests in Nanjing Water Transport are held as shareholding investments by the five subsidiaries or branches of Sinopec Corp.


As of the date of this announcement, Sinopec Corp. is not holding any shares or controlling any interest in Nanjing Water Transport through any means save for the 3.33% interest held by the five subsidiaries and branches of Sinopec Corp. in Nanjing Water Transport.


The Entrustment Letter became effective upon due execution and there is no need to obtain approval by the PRC state assets administration authorities.


   Shareholding of the twenty enterprises in the Sinopec Group and the five subsidiaries or branches of Sinopec Corp. in Nanjing Water Transport

                                                                                                         Percentage of
                                 Companies                                 Number of Shares              Shareholding

                                                                            (in thousands)                       (%)

1       Changling Lianyou and Chemical Company Limited                             5,120                       2.13


2       Jiujiang Petroleum and Chemical Main Factory of Sinopec                    5,120                       2.13
        Group Company

3       Anqing Petroleum and Chemical Main Factory of Sinopec Group                5,120                       2.13
        Company

4       Wuhan Petroleum and Chemical Factory of Sinopec Group                      4,160                       1.73
        Company

5       Jingmen Petroleum and Chemical Main Factory of Sinopec                     3,200                       1.33
        Group Company

6       Jinling Petroleum and Chemical Company Limited of Sinopec                  3,200                       1.33
        Group Company

7       Zhongnan Branch of Sinopec Sales Company Limited                           3,200                       1.33

8       Huadong Branch of Sinopec Sales Company Limited                            3,200                       1.33

9       Channel Storage and Transport Company of Sinopec Group                     3,200                       1.33
        Company

10      Jiangsu Petroleum Company Limited of Sinopec Group Company                 3,200                       1.33

11      Hubei Petroleum Main Company of Sinopec Group Company                      1,280                       0.53

12      Shanghai Petroleum (Group) Company Limited                                   640                       0.27

13      Wuhan Petroleum (Group) Company Limited of Sinopec Corp.                     640                       0.27

14      Nanjing Branch of Jiangsu Province Petroleum Company                         640                       0.27

15      Guangdong Guangzhou Petroleum Branch Company of Sinopec                      640                       0.27
        Corp.

16      Zhejiang Huajing Petroleum Company Limited                                                             0.27

17      Wuhu Company of Anhui Province Petroleum Main Company                        640                       0.27

18      Shenzhen Petroleum Main Company of Sinopec Group Company                     640                       0.27

19      Suzhou Branch of Jiangsu Petroleum Company Limited of                        320                       0.13
        Sinopec Group Company

20      Taizhou Branch of Zhejiang Province Petroleum Main Company                   320                       0.13

21      Jiangsu Jiangyang Petroleum Branch Company of Sinopec Corp.                  320                       0.13

22      Anqing Company of Anhui Province Petroleum Main Company                      320                       0.13

23      Chizhou Company of Anhui Province Petroleum Main Company                     320                       0.13

24      Wujiang Municipal Petroleum and Chemical Company                             320                       0.13

25      Jiangyang Municipal Petroleum and Chemical Products Company
        Limited
                                                                                                               0.13

26      Total                                                                     46,720                      19.44

27      Share Capital                                                        240,278.478                        100

                                                                                              By Order of the Board
                                                                                                            Chen Ge
                                                                                Secretary to the Board of Directors

Beijing, PRC, 24th November, 2003